Exhibit 1.01

Badger Meter, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2025 to December 31, 2025

This report for the period from January 1, 2025 to December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the Rule). The Rule was adopted to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes reporting obligations on Securities and Exchange Commission (SEC) registrants whose manufactured products contain certain minerals which are necessary to the functionality or production of their products.
If a registrant determines that any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (Subject Minerals), are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a Reasonable Country of Origin Inquiry (RCOI) regarding those Subject Minerals that is reasonably designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or are from recycled or scrap sources.
If, following the completion of the RCOI, a registrant knows that any of the necessary Subject Minerals originated in a Covered Country and are not from recycled or scrap sources, or has reason to believe that its necessary Subject Minerals may have originated in the Covered Countries and has reason to believe that its necessary Subject Minerals did not come from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the Subject Minerals that conforms to a nationally or internationally recognized due diligence framework and describe such due diligence in this separate Conflict Minerals Report.
In accordance with the Organisation for Economic Co-operation and Development (OECD) Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, the related supplements on tin, tungsten, tantalum and gold (the Guidance) and the Rule, this report is available on our website at https://www.badgermeter.com/supply-chain/.
Consistent with the provisions of the Rule, the SEC’s Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, dated April 29, 2014, the SEC’s Order Issuing Stay, dated May 2, 2014, and the SEC’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, dated April 7, 2017, this Conflict Minerals Report has not been audited by a third party.
1. Company Overview
This report has been prepared by the management of Badger Meter, Inc. (herein referred to as Badger Meter, the Company, we, us or our). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

With more than a century of water technology innovation, Badger Meter is a global provider of industry leading water management solutions, with nearly 95% of net sales derived from water-related applications.  Badger Meter’s offerings, marketed as BlueEdge®, represent a suite of tailorable solutions that connect water management technology, software, and support services to deliver insights enabling the proactive management of water across the water cycle.  These tailorable solutions encompass measurement and control hardware, connectivity and communication, data visualization and software-delivered actionable insights as well as ongoing support and expertise essential to optimize customers’ operations and contribute to the sustainable use and protection of the world’s most precious resource.
Our measurement and control hardware, instruments and sensors primarily include the following product families:
•	Meters that measure the flow of water and other fluids and are known for accuracy, long-lasting durability and for providing valuable and timely flow measurement data.
•	Water quality monitoring solutions, including optical sensing and electrochemical instruments that provide real-time, on-demand data parameters.
•	High frequency pressure and acoustic leak detection hardware that provides real-time monitoring data.
•	Remote sewer monitoring solutions to aid in predicting, detecting and preventing sewer overflow spills and lift station solutions for monitoring and control.
Our broad range of communication solutions include the ORION® branded family of radio endpoints, along with remote telemetry units providing customers with a choice of industry-leading options for communicating data from hardware into use-specific software applications.
Our hardware-enabled software solutions provide insights and analytics critical to the holistic management of our customers’ water systems.  These digital solutions increase visibility, empowering customers to monitor system performance and make decisions aiding efficiency, resiliency, and sustainability.
We also provide training, project management, technical support and other collaborative services for customers.  This support is becoming increasingly critical as customers strive to extract maximum value from their deployed technology investments while managing workforce demographic changes, infrastructure upgrades, and water loss management, among other operating challenges.
Our solutions fall into two product lines: Utility Water (sales of meters, water quality and sewer monitoring sensors and other hardware, communication, and software and related technologies, to water utilities) and Flow Instrumentation (sales of meters, other sensing instruments, valves, software and other solutions to commercial and industrial customers, including water-related applications).
Supply Chain
Because Badger Meter does not deal directly with mineral processors like smelters and refiners, we rely on our direct suppliers to provide origin information on all applicable minerals contained in components or materials supplied to us.  We also request that our suppliers advise Badger Meter of any sources of conflict minerals that are supplied to them from their suppliers.

2. Reasonable Country of Origin Inquiry
In order to determine the origin of the Subject Minerals used in the manufacture of our products, Badger Meter conducted a RCOI in good faith.  To complete the RCOI, Badger Meter surveyed its suppliers using the Responsible Minerals Initiative (RMI)’s Conflict Minerals Reporting Template (further described in Section 3 below).
It is not practical to survey the entirety of our supplier base; therefore, we restricted our survey to suppliers providing products containing Subject Minerals. We then prioritized our list of suppliers by spending and administered the surveys.  The goal was to capture information from the suppliers representing the majority of Badger Meter’s purchases of these products.
Survey Responses
As part of our RCOI, Badger Meter surveyed 996 direct suppliers.  We received responses from 68% of the suppliers surveyed (which represents over 95% of our overall purchases). We reviewed these responses to ensure each response was complete and consistent with the reported data and followed up with suppliers whose responses did not meet these criteria to obtain more accurate responses.
A majority of the responses received were provided at a company level, many of which did not specify the smelters or refiners used for components supplied to Badger Meter.  For responses that did not specify smelters or refiners, Badger Meter contacted the corresponding suppliers to request complete information.
Among the supplier responses we received that we determined contained complete, valid information, we received the following information:
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Approximately 74% of supplier responses indicated that, to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to Badger Meter in 2025 did not originate from a Covered Country; and

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Approximately 26% of supplier responses indicated that, to the best of such supplier’s knowledge, the Subject Minerals in the components and materials that it supplied to Badger Meter in 2025 may have originated in a Covered Country.

Based on the results above, Badger Meter determined that it had reason to believe that, during 2025, Subject Minerals necessary for the functionality or production of its products may have originated from a Covered Country and may not be from recycled or scrap sources.  Badger Meter conducted its RCOI in good faith, and it believes that such inquiry was reasonable to allow it to make the determination.  Accordingly, Badger Meter proceeded to exercise due diligence on the source and chain of custody of the Subject Minerals (further described in Section 3 below).
3. Due Diligence Process
Our due diligence measures have been designed to conform to the framework provided in the Guidance.

3.1	Establish Strong Company Management Systems
Conflict Minerals Policy
We have adopted a corporate policy statement regarding conflict minerals, which is available on our website at https://www.badgermeter.com/conflict-mineral-policy/.
Management Team
Badger Meter has designated its Import/Export and Purchasing departments as the departments responsible for overseeing our conflict minerals due diligence efforts.  The Import/Export department is responsible for reporting on due diligence efforts to Badger Meter’s senior management, as well as coordinating due diligence efforts with Badger Meter’s suppliers.
Supply Chain Controls
As discussed above, Badger Meter does not deal directly with the smelters and refiners in our supply chain.  Instead, we rely on the information provided to us by our direct suppliers, as well as third-party verification programs like the RMI’s Responsible Minerals Assurance Process, to identify and verify the smelters and refiners in our supply chain.
Engagement with Suppliers
Badger Meter continually strives to make conflict minerals compliance an integral part of its relationships with its direct suppliers.  We communicate our expectations regarding conflict minerals compliance to our direct suppliers on an annual basis, and undertake multiple rounds of engagement with suppliers who are unable or unwilling to meet the requirements of our conflict minerals policy.  Additionally, as part of our current sourcing processes, we conduct a review of a new supplier’s conflict mineral due diligence practices prior to sourcing material from them.
Grievance Mechanisms
Any individual or company that has a reasonable suspicion that conflict minerals are present in Badger Meter’s supply chain should alert Badger Meter or our third-party conflict mineral management team of the specifics regarding the suspicion. Badger Meter will perform due diligence on any reasonable inquiries, and will address any conflict minerals that are identified with the offending supplier.
3.2	Identify and Assess Risk in the Supply Chain
To identify and assess the risk in our supply chain, Badger Meter contacted suppliers, collected responses and reviewed the responses for completeness, inconsistencies, errors and applicability.  In performing our survey, we used the RMI’s Conflict Minerals Reporting Template, which was developed to facilitate disclosure and communication of information regarding refiners and smelters that provide material to a company’s supply chain.
After determining the full list of smelters and refiners (as reported by our suppliers) that may be involved in processing the minerals used in materials and components supplied to Badger Meter, we cross-checked those smelters and refiners against lists published by various third-party audit programs, such as the RMI’s Responsible Minerals Assurance Process, as well as the U.S. Department of Commerce’s list of all known mineral processing facilities worldwide, first published in September 2014.  Based on these cross-checks, we were able to determine the relative level of risk with respect to conflict minerals within our supply chain.

3.3	Design and Implement a Strategy to Respond to Risks
After identifying the relative level of risk within our supply chain, we designed and implemented a strategy to respond to those risks.
In the event that we could not verify that a particular smelter or refiner was conflict-free based on third-party audit programs, we (1) engaged with the smelter or refiner, either directly or through our supplier, to determine the status of its efforts to become verified as conflict-free and (2) directed our suppliers to ensure that all smelters and refiners in their supply chains are either verified as conflict-free or publicly committed to becoming so.  Suppliers and smelters or refiners who refuse to move toward conflict-free status run the risk of being removed from our supply chain.
3.4	Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain
As discussed above, Badger Meter does not have a direct relationship with the smelters and refiners in its supply chain and does not perform or direct audits of those entities.  Instead, Badger Meter supports third-party audits through engagement with its direct suppliers and makes use of the resources provided by third-party audit programs like the RMI’s Responsible Minerals Assurance Process.
3.5	Report on Supply Chain Due Diligence
This Conflict Minerals Report is being filed with the SEC as an exhibit to Badger Meter’s specialized disclosure report on Form SD and is available on our website at https://www.badgermeter.com/supply-chain/.
4. Due Diligence Results
As a result of the due diligence measures described above and because a majority of the responses received were provided at a company level, we are unable to associate specific smelters or refiners with specific components supplied to—and therefore specific products manufactured by—Badger Meter.  Additionally, Badger Meter does not have sufficient information to conclusively determine the countries of origin of the Subject Minerals used in its products.  Badger Meter also believes that some of the Subject Minerals in its products may have come from scrap or recycled sources.  As a result, we have elected not to present smelter and refiner names or the countries of origin of the Subject Minerals in this Conflict Minerals Report.
Of the 349 smelters and refiners identified by our suppliers for calendar year 2025, 186 (approximately 53%) were verified as conformant under the Responsible Minerals Assurance Process, while 163 (approximately 47%) have not been verified as conformant under the Responsible Minerals Assurance Process.  However, based on information received from our suppliers, Badger Meter has no reason to believe any of the smelters and refiners not verified as conformant with the Responsible Minerals Assurance Process have sourced Subject Minerals that directly or indirectly finance or benefit armed groups.

5. Steps Taken to Mitigate Risk
Since the end of the period covered in our most recent Conflict Minerals Report, which was filed with the SEC on May 29, 2025, we have continued the following processes to improve our due diligence and mitigate the risk of conflict minerals entering our supply chain:
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Working with suppliers to help them understand Badger Meter’s expectations regarding due diligence over the Subject Minerals in our supply chain, including our suppliers’ due diligence over their own supply chains; and

•	Communicating our expectation to our suppliers that they transition their supply chain toward smelters and refiners verified as conformant by the RMI’s Responsible Minerals Assurance Process.
In addition, we continue to refine our procurement and environmental, social and corporate governance policies to reflect the best practices in our industry and to identify smelters and refiners in our supply chain that have not been verified by the RMI as conformant with the Responsible Minerals Assurance Process, with the ultimate goal of improving our supply chain and decreasing the potential for conflict minerals to enter our products.
6. Forward-Looking Statements
Certain statements contained in this Specialized Disclosure Report on Form SD, as well as other information provided from time to time by Badger Meter or its employees, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those statements. The words “anticipate,” “believe,” “estimate,” “expect,” “think,” “should,” “could” and “objective” or similar expressions are intended to identify forward-looking statements. All such forward-looking statements are based on Badger Meter’s then current views and assumptions and involve risks and uncertainties. See Item 1A “Risk Factors” of Badger Meter’s Annual Report on Form 10-K for the year ended December 31, 2025 for further information regarding risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward looking statements. Badger Meter disclaims any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason.